

March 11, 2025

David Yan
Chief Executive Officer
AlphaVest Acquisition Corp.
205 W. 37th Street
New York, NY 10018

Min Ma
Vice President of Finance
AMC Corporation
4794 231st Place S.E.
Sammamish, WA 98075

> **Re: AlphaVest Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 11, 2025**
> **File No. 333-283183**

Dear David Yan and Min Ma:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 11, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-4
Summary of Proxy Statement/Prospectus
Compensation Received by the Sponsor, page 38

1. We note your revised table and associated disclosure on page 99 in response to prior comment 16. Please revise to include the table and associated disclosure here in the

"Summary of Proxy Statement/Prospectus" section as well. Refer to Item 1604(b)(4) of Regulation S-K.

Opinion of ATMV's Financial Advisor, page 86

2. We note your revised disclosure in response to prior comment 30 and reissue it in part. Please revise to describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between i) Newbridge <u>and its affiliates; and ii) ATMV, the SPAC Sponsor or their respective affiliates.</u> Refer to Item 1607(b)(4) of Regulation S-K. In this regard, we note that the existing disclosure appears to be limited to relationships between ATMV and Newbridge and does not address their respective affiliates. Please revise as applicable.

Material U.S. Federal Income Tax Consequences, page 120

3. We note your revised disclosure in response to prior comments 36 and 37 and reissue in part. Please provide a tax opinion covering the material federal tax consequences (i) to ATMV security holders regarding the Domestication and (ii) ATMV, AMC and each of their respective security holders regarding the Merger and revise the disclosure in this section throughout to acknowledge and reflect that the tax consequences are the opinion of counsel. Refer to Item 4(a)(6) of Form S-4 and Items 601(b)(8) and 1605(b)(6) of Regulation S-K. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal Bulletin No. 19. Additionally, please revise to address and express a conclusion for each material federal tax consequence, i.e. whether the Domestication and the Merger qualify as reorganizations within the meaning of Section 368 of the Code. A description of the law is not sufficient. Additionally, we note how the companies intend to report the de-SPAC transaction does not align with the disclosure requirements set forth in Item 4(a)(6) of Form S-4 or Item 1605(b)(6) of Regulation S-K. Lastly, if there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty. In such cases, counsel should explain clearly why it cannot give a "will" opinion. Refer to Sections III.C.1, III.C.2 and III.C.4 of Staff Legal Bulletin No. 19.

Sales, page 140

4. We note your revised disclosure in response to prior comment 42. Please further revise this section to discuss the material terms of your revenue sharing agreement with Kami. As examples only, discuss payment terms, service obligations and revenue share percentage.

AMC Corporate Structure Chart, page 142

5. Please revise to provide a more detailed corporate chart. In this regard, please include additional details regarding each depicted entity to include legal name, jurisdiction of organization/incorporation and ownership. Additionally, with respect to the VIEs, please provide the information set forth in the Division of Corporation

Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021, which is available on our website.

AMC Corporation
Notes to Consolidated Financial Statements
Related Party Balances and Transactions, page F-48

6.   We note your response to prior comment 60. You state that Ants has planned to settle the outstanding other receivable owed to AMC by the end of 2029. Please further clarify the terms of the repayment for the "other receivable – related party" and when you expect to receive this balance. We note the balance sheet classifies "other receivable – related party, net" as current assets for the years ended December 31, 2023 and 2022. Please clarify whether the balances due from Ants of $582,325 and $1,553,396 for the years ended December 31, 2023 and 2022, respectively, are included in current assets and the rationale for this classification.

Exhibit Index, page II-2

7.   We note your response to prior comment 62 and reissue it in part. Please further revise to file all related-party agreements (i.e. two VIEs, authorization agreements, supply arrangements, consulting arrangements, marketing arrangements, related-party notes and loans, etc.). Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

General

8.   We note your revised disclosure in response to prior comment 64 and reissue it. Please revise your proxy statement/prospectus to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies, with respect to AMC Corporation. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021, which is available on our website. Alternatively, please provide a detailed analysis of why AMC Corporation should not be considered a China-based company.

Please contact Nasreen Mohammed at 202-551-3773 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael Blankenship
        Jeffrey Gallant